UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 PROSOURCE, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

               CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 743479 10 7
------------------------------------------------------------------
                                 (CUSIP Number)

                                A. PETTER 0STBERG
                            HOLBERG INDUSTRIES, INC.
                               545 STEAMBOAT ROAD
                               GREENWICH, CT 06830
                                (203) 661-2500
------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                JANUARY 29, 1998
------------------------------------------------------------------
                 (Date of Event Which Requires Filing of This
                                  Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: //.

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 2 of 16
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   STEAMBOAT ACQUISITION CORP.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  //
                                                                  (b)  //
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                              //
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       //
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES         5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of
BENEFICIALLY      Class B Common Stock of the Issuer; each share of Class B
                  Common Stock is presently convertible into a share of Class A
                  Common Stock.
  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH       5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of
                  Class B Common Stock of the Issuer; each share of Class B
                  Common Stock is presently convertible into a share of Class A
                  Common Stock.
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,714,655 shares of Class A Common Stock, including (i) 496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class
             A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  //
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   65.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------
                                       2

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 3 of 16
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   AMERISERVE FOOD DISTRIBUTION, INC.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) //
                                                                  (b) //
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   WC
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      //
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES         5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of
BENEFICIALLY      Class B Common Stock of the Issuer; each share of Class B
                  Common Stock is presently convertible into a share of Class A
                  Common Stock.
  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH       5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock (the "Class A Shares"), and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,714,655 shares of Class A Common Stock, including (i) 496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class
             A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  //
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   65.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------
                                       3

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 4 of 16
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   NEBCO EVANS HOLDING COMPANY
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  //
                                                                  (b)  //
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                       //
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES         5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock (the "Class A Shares"), and (ii) 5,218,072 shares of Class A Common Stock
BENEFICIALLY      issuable upon conversion of Class B Common Stock of the
                  Issuer; each share of Class B Common Stock is presently
                  convertible into a share of Class A Common Stock.
  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH       5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock (the "Class A Shares"), and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,714,655 shares of Class A Common Stock, including (i) 496,583 shares of Class A Common Stock (the "Class A Shares"), and (ii)
             5,218,072 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B
             Common Stock is presently convertible into a share of Class A
             Common Stock.
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  //
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   65.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------
                                       4

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 5 of 16
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   NEBCO EVANS DISTRIBUTORS, INC.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  //
                                                                   (b)  //
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                        //
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES         5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of
BENEFICIALLY      Class B Common Stock of the Issuer; each share of Class B
                  Common Stock is presently convertible into a share of Class A
                  Common Stock.
  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH       5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of
                  Class B Common Stock of the Issuer; each share of Class B
                  Common Stock is presently convertible into a share of Class A
                  Common Stock.
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,714,655 shares of Class A Common Stock, including (i) 496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class
             A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  //
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   65.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------
                                       5

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 6 of 16
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   HOLBERG INDUSTRIES, INC.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  //
                                                                     (b)  //
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                          //
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES         5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of
BENEFICIALLY      Class B Common Stock of the Issuer; each share of Class B
                  Common Stock is presently convertible into a share of Class A
                  Common Stock.
  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH       5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of
                  Class B Common Stock of the Issuer; each share of Class B
                  Common Stock is presently convertible into a share of Class A
                  Common Stock.
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,714,655 shares of Class A Common Stock, including (i) 496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class
             A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  //
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   65.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------
                                       6

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 7 of 16
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   HOLBERG INCORPORATED
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  //
                                                                    (b)  //
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF

--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         //
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES         5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of
BENEFICIALLY      Class B Common Stock of the Issuer; each share of Class B
                  Common Stock is presently convertible into a share of Class A
                  Common Stock.
  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH       5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of
                  Class B Common Stock of the Issuer; each share of Class B
                  Common Stock is presently convertible into a share of Class A
                  Common Stock.
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,714,655 shares of Class A Common Stock, including (i) 496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class
             A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  //
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   65.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------
                                       7

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 8 of 16
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   JOHN V. HOLTEN
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  //
                                                                   (b)  //
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                       //
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   NORWAY
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES         5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of
BENEFICIALLY      Class B Common Stock of the Issuer; each share of Class B
                  Common Stock is presently convertible into a share of Class A
                  Common Stock.
  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH       5,714,655 shares of Class A Common Stock, including (i)
                  496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of
                  Class B Common Stock of the Issuer; each share of Class B
                  Common Stock is presently convertible into a share of Class A
                  Common Stock.
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,714,655 shares of Class A Common Stock, including (i) 496,583 shares of Class A Common Stock, and (ii) 5,218,072 shares of Class
             A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  //
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   65.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   IN
--------------------------------------------------------------------------------
                                       8

 ITEM 1.     SECURITY AND ISSUER.

            This Statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of ProSource, Inc. a Delaware corporation (the "Issuer"). Each share of the Issuer's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock") is convertible into one share of Class A Common Stock.

            The principal executive offices of the Issuer are located at 1500 San Remo Avenue, 3rd Floor, Coral Gables, Florida 33146.

 ITEM 2.     IDENTITY AND BACKGROUND.

            This Statement is being filed by Steamboat Acquisition Corp., a Delaware corporation ("Merger Sub"), AmeriServe Food Distribution, Inc., a Delaware corporation ("AmeriServe"), Nebco Evans Holding Company, a Delaware corporation ("NEHC"), Nebco Evans Distributors, Inc., a Delaware corporation ("NED"), Holberg Industries, Inc., a Delaware corporation ("Holberg Industries"), Holberg Incorporated, a Delaware corporation ("Holberg"), and John
V. Holten. Mr. Holten, together with Merger Sub, AmeriServe, NEHC, NED, Holberg Industries and Holberg are the "Reporting Persons." All of the outstanding common stock of Merger Sub is owned by AmeriServe, all of the outstanding common stock of AmeriServe is owned by NEHC and all of the outstanding common stock of NEHC is owned by NED. As of the date hereof, Holberg Industries owns approximately 93% of the outstanding common stock of NED and has an additional interest in the common stock of NED of approximately 75% through preferred stock convertible into common stock; Mr. Holten owns all of the outstanding common stock of Holberg, the corporate parent of Holberg Industries, which entity owns approximately 70% of the outstanding common stock of Holberg Industries and an additional interest in the common stock of Holberg Industries of approximately 25% through certain preferred stock convertible into common stock. Neither this
Schedule 13D nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

            Merger Sub was formed to effect the proposed transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such proposed transactions. The present directors and officers of Merger Sub are Messrs. John V. Holten, Gunnar E. Klintberg and A. Petter 0stberg, each of whom has been a director since the formation of Merger Sub. Mr. Holten serves as Chairman of the Board and President of Merger Sub, Mr. Klintberg serves as Vice President and Treasurer, and Mr. 0stberg as Vice President and Secretary. The present principal occupations of the directors of Merger Sub are as follows: Mr. Holten is Chairman and Chief Executive Officer of Holberg Industries, Mr. Klintberg is Vice Chairman and Secretary of Holberg Industries and Mr. 0stberg is Senior Vice President and Chief Financial Officer of Holberg Industries. Each of Holberg and Holberg Industries are industrial holding companies established to invest, manage and develop diversified service businesses. AmeriServe, together with its direct and indirect corporate parents NEHC and NED, is one of the nation's largest foodservice distributors, distributing a wide variety of items, including meat, poultry, frozen foods, canned and dry goods, produce, beverages, dairy products, paper goods, cleaning and other supplies and small equipment. The principal business address for Holberg, Holberg Industries, NED, NEHC and Merger Sub is 545 Steamboat Road, Greenwich, Connecticut 06830. The principal business address for AmeriServe is 17975 West Sarah Lane, Suite 100, Brookfield, Wisconsin 53045.

            The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AmeriServe, NEHC and NED is set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Holberg Industries and Holberg is set forth in Schedule II hereto and is incorporated herein by reference. Mr. Holten's present principal occupation is Chairman and Chief Executive Officer of Holberg, and he is a citizen of Norway.

            During the last five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, any of the persons listed on
Schedule I or II hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

 ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As more fully described in Item 4 hereof, Merger Sub and AmeriServe have entered into the Voting Agreement (as defined below) with Onex DHC LLC, a Wyoming limited liability company and certain of its affiliates (together, the "Onex Stockholders"), which are the beneficial owners of 496,583 shares of Class A Common Stock (representing approximately 14.4% of the Class A Common Stock outstanding) and 5,218,072 shares of Class B Common Stock (representing approximately 88.4% of the Class B Common Stock outstanding). The shares of Class A Common Stock and Class B Common Stock owned by the Onex Stockholders are referred to as the "Subject Shares". Pursuant to the Voting Agreement, the Onex Stockholders have, among other things, granted Merger Sub an irrevocable option (the "Option") to acquire the Subject Shares, in whole and not in part, at a price of $15.00 per share in cash (the "Share Exercise Price"), subject to certain conditions set forth in the Voting Agreement, exercisable during the 30-day period following a termination of the Merger Agreement (as defined below), other than pursuant to a termination upon mutual consent of the parties thereto or pursuant to a termination by the Issuer based on an actual material breach by Merger Sub or AmeriServe of their respective obligations under the Merger Agreement. If Merger Sub were to exercise the Option in full and pay the Share Exercise Price in cash, the funds required would be approximately $85,719,825. In the event that Merger Sub purchases the Subject Shares pursuant to the Option, it will be required to make a cash tender offer for the remaining shares of Class A Common Stock and Class B Common Stock and not held by it at a price of $15.00 per share, subject to certain conditions set forth in the Voting Agreement. It is currently anticipated that funds for the exercise of the Option and the cash tender offer would be provided from general funds available to Merger Sub and its affiliates and by borrowings from sources yet to be determined. The Onex Stockholders entered into the Voting Agreement to induce Merger Sub and AmeriServe to enter into the Merger Agreement.

 ITEM 4.     PURPOSE OF TRANSACTION.

            On January 29, 1998, AmeriServe, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing that, among other things, Merger Sub will be merged (the "Merger") with and into the Issuer, with the Issuer as the surviving corporation. Pursuant to the Merger Agreement, each share of Class A Common Stock and each share of Class B Common Stock will be converted into the right to receive $15.00 in cash without interest. At the effective time of the Merger (the "Effective Time"), the Issuer will become a direct wholly owned subsidiary of AmeriServe and an indirect wholly owned subsidiary of NEHC.

            The Merger is subject to the approval of the Issuer's stockholders, the expiration of antitrust waiting periods and certain other customary conditions.

            If the Merger is completed as planned, at the Effective Time the officers and directors of Merger Sub will become the officers and directors of the Issuer until their successors are duly elected or appointed (as the case may be) and qualified in accordance with the applicable law. Also at the Effective Time, (i) the certificate of incorporation of Merger Sub as in effect at the Effective Time shall be the certificate of incorporation of the Issuer and (ii) the bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Issuer, in each case until amended or repealed. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $0.01 per share, 100 of which are issued and outstanding as of the date hereof, all of which are owned by AmeriServe.

            Upon consummation of the Merger, AmeriServe intends to cause the Issuer to seek (i) to have the shares of Class A Common Stock cease to be listed on The Nasdaq Stock Market Inc.'s ("Nasdaq") National Market and (ii) if in conformity with applicable law and regulation, to have the shares of Class A Common Stock deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

            Because approval of the Issuer's stockholders is required by applicable law in order to consummate the Merger, the Issuer will submit the Merger to its stockholders for approval. In connection with the Merger, Merger Sub and AmeriServe have entered into the Voting Agreement, dated as of January 28, 1998 (the "Voting Agreement"), with the Onex Stockholders, pursuant to which the Onex Stockholders have, among other things, (i) agreed to vote all their shares of Class A Common Stock and Class B Common Stock (representing approximately 84.4% of the outstanding voting power with respect to the Issuer(1)) in favor of the Merger and against certain competing transactions and
(ii) agreed not to sell or transfer any of their shares of Class A Common Stock or Class B Common Stock prior to the Effective Time or termination of the Voting Agreement. In addition, pursuant to the Voting Agreement, the Onex Stockholders have granted to Merger Sub and AmeriServe a proxy to vote the Subject Shares in accordance with clause (i) of the preceding sentence which proxy is irrevocable during the term of the Voting Agreement and coupled with an interest. The Onex Stockholders have also agreed

----------
(1) Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions.

            The covenants and agreements contained in the Voting Agreement with respect to the Subject Shares will terminate upon the earliest of (x) the Effective Time of the Merger, (y) the termination of the Merger Agreement based upon mutual consent of the parties thereto or the termination by the Issuer based on an actual material breach by Merger Sub or AmeriServe of their respective obligations under the Merger Agreement, or (z) the 30th day following another termination of the Merger Agreement pursuant to its terms (after which termination the Option becomes exercisable), subject to certain extensions if the Option has been exercised but the closing of such exercise has not occurred.

            In the event that Merger Sub purchases the Subject Shares pursuant to the Option, it will be required to make a cash tender offer for the remaining shares of Class A Common Stock and Class B Common Stock not held by it at a price of $15.00 per share, subject to certain conditions set forth in the Voting Agreement.

            The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2 and 3 hereto, and which are incorporated herein by reference.

            Other than as described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the directors and officers of Merger Sub or the persons listed on Schedules I or II hereto, has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although, subject to the provisions of the Merger Agreement, they reserve the right to develop such plans).

 ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            As of January 28, 1998, none of the Reporting Persons owned any shares of Class A Common Stock. However, as of January 28, 1998, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to have beneficially owned the Subject Shares subject to the Voting Agreement, constituting in the aggregate approximately 65.6% of the outstanding shares of Class A Common Stock, consisting of 5,714,655 shares of Class A Common Stock, including (i) 496,583 shares of Class A Common Stock and (ii) 5,218,072 shares of Class A Common Stock issuable upon conversion of Class B Common Stock. The Subject Shares represent approximately 84.4% of the voting power with respect to the Issuer.

            If Merger Sub were to exercise the Option, Merger Sub would have the power to vote all of the Subject Shares and power to dispose of all of the Subject Shares. In addition, in the event that Merger Sub purchases the Subject Shares pursuant to the Option, it will be required to make a cash tender offer for the remaining shares of Class A Common Stock and Class B Common Stock not held by it at a price of $15.00 per share, subject to certain conditions set forth in the Voting Agreement. Merger Sub would have the power to vote and to dispose of all of such shares of Class A Common Stock and Class B Common Stock acquired in such cash tender offer. If Merger Sub exercises the Option, purchases the Subject Shares pursuant thereto and has not acquired the remaining shares of Class A Common Stock and Class B Common Stock of the Issuer, then Merger Sub will be obligated to pay to the Onex stockholders one-half of certain excess consideration, net of taxes, expenses and other specified amounts (all as set forth in the Voting Agreement), received by Merger Sub in respect of the Subject Shares in connection with a Third Party Business Combination (as defined in the Voting Agreement) during the one year following the closing of the Option exercise. Merger Sub has the power to vote the Subject Shares in accordance with the terms of the Voting Agreement. Unless and until Merger Sub or its designee, if any, acquires the Subject Shares upon exercise of the Option, and except as set forth above, neither Merger Sub nor such designee, if any, has any power to dispose of any Subject Shares. The Reporting Persons other than Merger Sub, have the shared power to direct the voting of the Subject Shares in accordance with the terms of the Voting Agreement, and, upon exercise of the Option, would have the shared power to direct the voting of and the disposition of (i) the Subject Shares, in accordance with the terms of the Voting Agreement, and (ii) any shares of Class A Common Stock and Class B Common Stock acquired by Merger Sub in the cash tender offer described above.

            None of the Reporting Persons, and, to the knowledge of each of the Reporting Persons, none of the directors and officers of Merger Sub or the other persons listed on Schedules I or II hereto, beneficially owns any shares of Class A Common Stock other than as set forth herein. Prior to the Option becoming exercisable and being exercised, the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock and Class B Common Stock which are purchasable by Merger Sub upon the Option becoming exercisable and being exercised. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares of Class A Common Stock and Class B Common Stock subject to the Option for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

             (a) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of shares of Class A Common Stock beneficially owned by such Reporting Person as indicated in pages 2 through 8 above.

             (b) Except as described in Item 4 hereof, no transactions in the Class A Common Stock were effected by the Reporting Persons, or, to the best knowledge of any of the Reporting Persons, any of the directors and officers of Merger Sub or the persons listed on Schedules I or II hereto, during the 60-day period preceding January 28, 1998.

             (c) Until the Option is exercised (if at all), none of the Reporting Persons (including Merger Sub and its designee, if any) has a right to receive dividends from, or the proceeds from the sale of, the Subject Shares. If the Option is exercised by Merger Sub, Merger Sub or its designee, if any, would have the sole right to receive dividends on the Subject Shares.

             (d) Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or listed on Schedules I or II hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

 ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

 1. Joint Filing Agreement, dated January 28, 1998, among Steamboat Acquisition Corp., AmeriServe Food Distribution, Inc., Nebco Evans Holding Company, Nebco Evans Distributors, Inc., Holberg Industries, Inc., Holberg Incorporated and John V. Holten, relating to the filing of a joint statement on Schedule 13D.

 2. Agreement and Plan of Merger, dated as of January 28, 1998, by and among Steamboat Acquisition Corp., AmeriServe Food Distribution, Inc.
      and ProSource, Inc.

 3. Voting Agreement, dated as of January 29, 1998, by and among Steamboat Acquisition Corp., AmeriServe Food Distribution, Inc., and Onex DHC LLC and certain of its affiliates.

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated as of:  February 9, 1998

                                    STEAMBOAT ACQUISITION CORP.




                                    By: /s/  John V. Holten
                                    Name:    John V. Holten
                                    Title:   Chairman of the Board and
                                             President



                                    AMERISERVE FOOD DISTRIBUTION, INC.




                                    By: /s/  John V. Holten
                                    Name:    John V. Holten
                                    Title:   Chairman and Chief Executive
                                             Officer



                                    NEBCO EVANS HOLDING COMPANY




                                    By: /s/  John V. Holten
                                    Name:    John V. Holten
                                    Title:   Chairman and Chief Executive
                                             Officer



                                    NEBCO EVANS DISTRIBUTORS, INC.



                                    By: /s/  John V. Holten
                                    Name:    John V. Holten
                                    Title:   Chairman and Chief Executive
                                             Officer

                                    HOLBERG INDUSTRIES, INC.




                                    By: /s/  John V. Holten
                                    Name:    John V. Holten
                                    Title:   Chairman and Chief Executive
                                             Officer



                                    HOLBERG INCORPORATED




                                    By: /s/  John V. Holten
                                    Name:    John V. Holten
                                    Title:   Chairman and Chief Executive
                                             Officer







                                          /s/   John V. Holten
                                                JOHN V. HOLTEN

                                   SCHEDULE I


            The name, business address, present principal occupation of each director and executive officer of AmeriServe Food Distribution, Inc., Nebco Evans Holding Company and Nebco Evans Distributors, Inc. are set forth below. All executive officers and directors listed on this Schedule I are United States citizens, except for Messrs. Holten, 0stberg and Onarheim, each of whom is a citizen of Norway, Mr. Klintberg, who is a citizen of Sweden, and Mr. Jamar, who is a citizen of Belgium.


AMERISERVE FOOD DISTRIBUTION, INC.
14841 Dallas Parkway
Dallas, Texas  75240

Name                   Title
John V. Holten         Director, Chairman and Chief Executive Officer
Raymond E. Marshall    Director, President and Treasurer
John R. Evans          Director and Vice Chairman
Daniel W. Crippen      Director and Executive Vice President
Diana M. Moog          Senior Vice President and Chief Financial Officer
Edward Zielinski       Senior Vice President - Operations
Kevin J. Rogan         Vice President and Secretary
Stanley Szlauderbach   Vice President and Controller
A. Petter 0stberg      Vice President and Assistant Secretary
Gunnar E. Klintberg    Director and Vice President
Dennis Martin          Vice President
Daniel J. Duffy        Assistant Secretary
Leif F. Onarheim       Director
Peter T. Grauer        Director
Benoit Jamar           Director


NEBCO EVANS HOLDINGS COMPANY
545 Steamboat Road
Greenwich, Connecticut  06830

Name                       Title
John V. Holten             Director, Chairman and Chief Executive Officer
Raymond E. Marshall        Director, President and Treasurer
Diana M. Moog              Chief Financial Officer and Senior Vice President
Kevin J. Rogan             Vice President and Secretary
A. Petter 0stberg          Vice President
Gunnar E. Klintberg        Director and Assistant Secretary
John R. Evans              Director
Daniel W. Crippen          Director
Leif F. Onarheim           Director
Peter T. Grauer            Director
Benoit Jamar               Director

NEBCO EVANS DISTRIBUTORS, INC.
545 Steamboat Road
Greenwich, Connecticut  06830

Name                       Title
John V. Holten             Director, Chairman and Chief Executive Officer
Raymond E. Marshall        Director and Assistant Treasurer
Kevin J. Rogan             Vice President and Secretary
A. Petter 0stberg          Vice President and Treasurer
Gunnar E. Klintberg        Director and Vice President
John R. Evans              Director
Leif F. Onarheim           Director

                                   SCHEDULE II


            The name, business address and present principal occupation of each director and executive officer of Holberg Industries, Inc. and Holberg Incorporated are set forth below. The business address for all the executive officers and directors listed below is 545 Steamboat Road, Greenwich, Connecticut 06830. Messrs. Holten, 0stberg, Onarheim and Rygh are citizens of Norway, Mr. Klintberg is a citizen of Sweden and Ms. Tessler is a citizen of the United States.

HOLBERG INDUSTRIES, INC.


Name                       Title
John V. Holten             Director, Chairman and Chief Executive Officer
A. Petter 0stberg          Senior Vice President and Chief Financial Officer
Susan M. Tessler           Senior Vice President and Controller
Gunnar E. Klintberg        Director
Leif F. Onarheim           Director
Tom Vidar Rygh             Director


HOLBERG INCORPORATED


Name                       Title
John V. Holten             Director, Chairman and Chief Executive Officer
Gunnar E. Klintberg        Director, Vice Chairman and Secretary

                                INDEX OF EXHIBITS


 1.Joint Filing Agreement, dated January 28, 1998, among Steamboat Acquisition
   Corp., AmeriServe Food Distribution, Inc., Nebco Evans Holding Company, Nebco Evans Distributors, Inc., Holberg Industries, Inc., Holberg Incorporated and John V. Holten, relating to the filing of a joint statement on Schedule 13D.

 2.Agreement and Plan of Merger, dated as of January 28, 1998, by and among Steamboat Acquisition Corp., AmeriServe Food Distribution, Inc. and ProSource, Inc.

 3.Voting Agreement, dated as of January 28, 1998, by and among Steamboat
   Acquisition Corp., AmeriServe Food Distribution, Inc., and Onex DMC LLC and certain of its affiliates.